October 1, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Mr. Ronald E. Alper

Re:             Presidio Property Trust, Inc.

                     Registration Statement on Form S-11

                     Filed September 11, 2020

                     File No. 333-220514

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the several underwriters, hereby joins Presidio Property Trust, Inc. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-11 (File No. 333-220514) (the “Registration Statement”) to become effective on Monday, October 5, 2020, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that copies of the Company’s Preliminary Prospectus, dated September 11, 2020, were furnished to one prospective underwriter and distributed by the underwriter approximately as follows through the date hereof: 150+ copies to institutional investors and 250+ copies to others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KINGSWOOD CAPITAL MARKETS,
a division of Benchmark Investments, Inc.

By: _/s/ Joseph T. Rallo
Name: Joseph T. Rallo
Title: Chief Executive Officer